FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2018	2

RESULTS JANUARY | MARCH 2018

This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business or business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in this presentation are included in the our consolidated financial statements and consolidated management report for the year 2017 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 283 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security Disclaimer 1

Q1 18 Highlights Mr. Ángel Vilá COO

Highlights | Execution of strategic priorities Enable people with the power of connectivity • 357m accesses; +36% LTE; +7% smartphones; +20% FFTx/Cable; +5% Pay TV • Extending leadership in FTTx/Cable: 45.8m premises passed (+5.9m y-o-y) • More services, more usage; more ARPU Operate in markets where we can have an impact & create value All business units growing in Revenues & OIBDA ex-regulation • Spain: Accelerating revenue and OIBDA growth • Brazil: Growth and margin expansion • Germany: MSR ex-reg. continued to grow • UK: Robust financial performance; new spectrum to further strengthen operations • South Hispam: Solid growth rates • North Hispam: Impacted by new regulation in MEX Optimise our capabilities for a sustainable digital future • Strengthened our differential platforms • Solid advance in customer-centric digitalisation & data monetisation • Launch of AURA in 6 countries Deliver on our financial targets • Revs, OIBDA, OpCF org. growth in Q1 • Further net debt reduction • Q1 results in line with expectations • Reiterating guidance 2

Key financials Q1 18 Q1 18 (€m) Reported IFRS 15 & 9 Reported y-o-y Organic y-o-y Revenues 12,190 (7.2%) 1.9% Service revenues 11,040 (9.4%) 0.8% OIBDA 3,864 (3.9%) 3.3% Underlying OIBDA 3,863 (5.6%) OIBDA margin 31.7% 1.1 p.p. 0.4 p.p. OpCF (ex-spectrum) 2,381 (1.0%) 4.4% Net Income 837 7.4% EPS (€) 0.12 (13.2%) Underlying EPS (€) 0.17 (3.0%) FCF 550 (8.7%) Net Financial Debt 43,975 (9.8%) Reported figures y-o-y affected by • Negative FX evolution • Regulation • Restructuring costs, tower sales • Different accounting standards (2018 IFRS 15 & 9; 2017 IAS18) IFRS 15 impacts Q1 18 -€10m in Revenues +€11m in OIBDA Accelerating growth, from Revenues to OpCF Growing FCF pre-dividends to minorities Ongoing debt reduction Mid-single digit growth in Net Income 3

Guidance confirmed Operating 2018 guidance organic Guidance 2018E (IAS 18) Q1 18 Revenues Growth of around 1% (despite regulation dragging: -0.9 p.p.) +1.9 % OIBDA Margin Continues expanding around 0.5 p.p. (despite regulation dragging -1.6 p.p. on OIBDA growth) +0.4 p.p. CAPEX ex-spectrum/Sales Around 15% 12.3 % Revenues +1.9% Solid balance sheet Additional deleveraging Improved ROCE Attractive, stable & sustainable dividend Dividends to be paid in 2018 calendar yr. €0.40/sh. Cash: 15/Jun/18 €0.20/sh. Cash: 20/Dec/18 €0.20/sh. 2018 DIVIDEND €0.4/SH. CASH Interim Dec-18 €0.20/sh. Final Jun-19 €0.20/sh. OIBDA +3.3% OpCF +4.4% Q1 18 4

Q1 15 Q1 16 Q1 17 Q1 18 Q1 15 Q1 16 Q1 17 Q1 18 Strong Q1 FCF, operational leverage Sustained free cash flow generation FCF 550 €m 363 69 603 Q1 q-o-q change in Net Debt €m ND decrease in Q1, changing trends vs. previous years €m 2,374 (255) 693 938 171 ...FCF to improve throughout the year Q1 FCF affected by WC seasonality and extraordinary minority payment... OpCF WC Interest payments Taxes & Others FCF before Minorities Minorities FCF (939) (698) (19) 719 (168) 550 +15.2% Negative seasonality 5 ND -9.8% y-o-y; (-€4.8bn y-o-y)

FX impact structurally neutralised


FX reduces OpEx
FX reduces CapEx, Taxes & others
FX increases NDebt
Revenues
-€1,130m y-o-y
OIBDA
-€372m y-o-y
FCF
-€26m y-o-y
Net Debt
+€58m 3 month rolling
-€722m 12 month rolling

FX impact in FCF is mitigated, **"natural hedge"**

- **€ appreciation, the major drag in Q1**
  - Q1: BRL and ARS explain 80% of negative FX impact in OIBDA
  - FX spot rates explain Q1 increase in Net Debt
- **At current FX, weaker H1 18 y-o-y comps than in H2 18**
- **Strong organic contribution**
  - Q1 y-o-y: +€250m to revenues; +€134m to OIBDA

FX impact in Q1 FCF

€m


OIBDA
CapEx
Working Capital
Taxes + Interest + Others
FCF
(372)
+158
+149
+39
(26)

6

Q1 18 Robust profitability y-o-y organic 31.7% 19.5% +0.4 p.p. +0.5 p.p. 1.9% 4.4% 3.3% €12.2bn €3.9bn €2.4bn Positive delivery on Revenues, OIBDA & OpCF • Revenue mix transformation • Service Revenue growth +0.8%, despite regulation (-1.2 p.p.) • Margin expansion; continued focus on efficiencies & synergies; increasing relevance of digitalisation • All regions contributing to OIBDA growth (ex. N. Hispam) • Reported OpCF stable despite FX • Holistic and efficient CapEx (+1.5% y-o-y) - Covering more with less investments Growth acceleration Q1 18 y-o-y organic Revenues OIBDA OpCF OIBDA Margin OpCF Margin (7.2%) (3.9%) (1.1%) 7 Reported y-o-y

Monetisation focus enhanced

Attracting, bundling and upselling

More users, more data services (penetration %)


y-o-y
64%
40%
54%
Smartphones
LTE
FTTx/FBB
+5 p.p.
+11 p.p.
+9 p.p.

More usage, more revenue

4G Traffic

y-o-y	Traffic 4G
+121%	61% o/total

UPLIFT

			(vs. DSL)
LTE	+69% usage +10% ARPU	FTTH	x2.6 data +20% ARPU

Capturing more usage with improved capabilities

- **M4M evolution to add more value**
  - **Revamped mobile in Latam**
    - "Movistar Series" launch (Feb-18)
    - "Movistar Play" (OTT video) in 13 countries
  - **New bundle with TV at the core**
    - " Fusion+ Ocio Total"
(300 Mbps + series&films +2 mobiles) (Feb-18)
  - **Enhanced prepaid portfolio in mid-high tiers**
    - More data and digital services ("GoRead", "NBA", "Vivo Bem")
- **Continued to develop recurrent data plans in prepaid Latam**
  - >10% ARPU increase

    \+ Launched in Feb.
- **Enriched prepaid mid-level plans** (Mar-18)

Telefónica 8

We are a platform Co. to better serve customer needs

4th Platform

Pioneer in AI, Cognitive Intelligence in an open data ecosystem

- **1.3 PB/month** Data being normalised
- **30 TFlops** Processing capacity
- AURA
  Commercial launch in March
  Personalised Quality Experience

3rd Platform

Distinctive value proposition

- **53%** Connectivity & Services over Connectivity Revs. o/Total. (+3 p.p. y-o-y)
- **€1,608m** Digital Revenues (+29% vs. Q1 17 organic)

Weight o/digital revs.

- **45%** Video Revs
- 26% Content Revs.
- 19% Advanced Revs. (IoT, Cloud, Sec...)

2nd Platform

E2E Digitalisation enabling Real Time processes

- **61%** E2ED level (+9 p.p. yoy)
- **25%** Full Stack (customers migrated)

1st Platform

Leading-edge Smart networks to cope with data explosion

- UNIC@ — **1# Network Virtualisation**
- **UBB coverage** — **76m** premises passed (o/w 46m owned)
- **4K** Unified video platform
  Fixed equipment New tech (Smart WiFi)
- 4G cov.: **92%** **Europe**; **66%** **Latam**
- **4.5G** GER, BRA, MEX, COL
  5G Spain Cities

Telefónica

9

Aura, the new customer relationship model Leading the integration of AI in networks & customer care Our 4th Platform is open to main technological players Main virtual assistants 2019E Movistar Home Aura will come to the home via Movistar Home device Aura is available in 6 countries Data Portability Cooperation OPEN ECOSYSTEM BASED ON DATA TRANSPARENCY & SECURITY Aura will empower the customer Aura works with Our 4th Platform allows us to be wherever our customers are Simply Talk to Aura A one-stop shop for customers’ needs Unified and Digital 10 In the coming months

Digitalisation, a leap forward in our bold transformation

Enhancing Customer Experience and Operational Efficiency

Focus on 5 priorities centred on the customer journey….

2017-20

Increase **Direct customer interaction** for sales	Foster **top-ups & add-ons** through own digital channels	Make the **payments & collections** more efficient and user friendly	Improve experience **Fulfilment and technical support**	Enhanced **customer care** experience
x2.5 sales in self-assisted channels	**x2.1 online top-ups**	**+12% payments in self-assisted channels**	**+10% incidents solved remotely**	**-30% calls handled in call centre per access** **x4.8 unique users in app**

…initiatives already onboard to capture impact along 2018

Offer personalisation	Smart top-up offers Credit card payment	One-click payment Direct debit adoption	Self-diagnosis & remote incidence resolution tools Traceability in app	Robotics processes Dynamising **CX online**
Sales in digital channels ↑	Online Top-Ups ↑	Payments in digital channels ↑	Remotely solved incidences ↑	Unique users in App ↑ Calls to Call Centre per access ↓

Digitalisation drives cost savings….

Addressable cost base 2017	Digitalisation gross savings Run-rate 2020E	Gross savings 2018
€11.6bn 32% o/OpEx	>€1.0bn	>€0.3bn

...higher CSI and digital engagement

Increased customer satisfaction, loyalty and usage ↑

Telefónica

11

14 Ms. Laura Abasolo CFCO Q1 18 Results

• “M4M”, main strategy in the market in Q1 • Increasingly competitive offering: solid Mobile, Fiber (retail & wholesale) and TV • "Fusión" growing base and ARPU - Improved value mix: 27% in high-value (+6 p.p. y-o-y) • Churn reduction across services - "Fusión", FBB, TV, Mobile: -0.1 p.p. q-o-q Unmatchable platforms in quality and scale Spain | Solid trading in a rational market 81.6 86.1 87.8 Q1 17 Q4 17 Q1 18 3 114 178 81 269 (6) 127 146 80 276 FBB FTTH NEBA Fiber TV Mobile Contract Q4 17 Q1 18 Net adds (‘000) "Fusión" ARPU Q1 18 FTTH penetration +2.2m 19.7m FTTH p. passed Q1 17 52% 10% 59% 24% o/FBB Retail o/Wholesale accesses +7.5% +1.9% +17% +17% "Fusión" TV accesses y-o-y "Fusión" Mobile accesses Q1 18 y-o-y -1% +14% +134% +9% +6% Improving churn • Largest Fiber, LTE and TV coverage - Wholesale upside (just 24% accesses on Fiber) - Fiber wholesale agreements with main players 12 Base y-o-y

Spain | Improving revenue and OIBDA trend

Sustained growth

- **Serv. Revs. growth improved to +0.8%; +1.8% ex-MTR/MásMóvil**
  - Acceleration in "Consumer": +2.9% in Q1 (+1.6 q-o-q)
  - Improvement in "Business": -0.6% in Q1 (+2.0 q-o-q)
  - Decline in "Wholesale & Other": -3.5% in Q1 (-7.7 q-o-q)
- **Negative impacts at Wholesale revs. line start to kick-in**
  - Wholesale/MVNO loss and MTR cut
  - Partially offset by fiber wholesale growth

Cash conversion

- **OpEx increase eased** (+0.6% y-o-y; -0.1 p.p. q-o-q)
  - Lower commercial cost q-o-q
- **Upside in savings (personnel, digitalisation…)**
- **Margin impacted by revenue mix**
  - +0.2 p.p. y-o-y excluding Wholesale/MVNO loss
- **CapEx (+3.9%) & OpCF (-0.7%) on different CapEx phasing**

Service Revenues & OIBDA



Serv. Revs. y-o-y organic
OIBDA y-o-y ex-provisions & cap.gains
+1.8%
Serv. Revs. ex-MTR/MásMóvil
(1.5%)
(2.4%)
(0.8%)
(2.1%)
0.4%
(0.6%)
0.7%
0.5%
0.8%
0.6%
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Strong margins



y-o-y organic
39.5%
OIBDA margin
(0.2 p.p.)
28.3%
OpCF margin
(0.5 p.p.)

Telefónica
13

Germany | Positive financial performance

Continuous market momentum

- **Solid Q1 mobile contract net adds (+157K)**
  - Strong Partner trading on 4G offers
  - LTE cust. (+15% y-o-y); penetration 39% (+7 p.p.)
- **O_2 Free ARPU accretive**
- **O_2 Ranked #2 in Connect Mobile Hotline-Test**

Strong OpCF

- **Revenue trend improving**
  - MSR ex-regulation (+0.3% y-o-y); handset sales (+10.5%)
- **Sustained OIBDA growth and margin expansion**
  - Regulatory drag (-€14m vs. -€7m in Q1 17)
- **Incremental synergy savings on-track** (OIBDA: €35m; CapEx: ~€15m)
- **CapEx** (-5.6% y-o-y): **efficient network consolidation & LTE rollout**

Successful data usage monetisation highlights

O_2 Free "M" tariff	**LTE customers**	**Mobile Data traffic**
	Q1 18 / Q4 17	
~6GB / month	Q1 18: **16.1m** (+2.1% q-o-q)	Q1 18: **+46% y-o-y**
~€25 ARPU	Q4 17: **15.8m** (+0.5% q-o-q)	Q4 17: **+55% y-o-y**
~60% Share		

Financials (y-o-y organic)



Ex-regulation
Margin
+0.2%
(0.4%)
Revenues
+0.3%
(0.5%)
MSR
+4.2%
+0.7%
OIBDA
22.8%
+0.3 p.p.
+7.1%
OpCF
11.7%
+0.9 p.p.

Telefónica

14

Robust financials Largest customer base & trusted network 2.9% 6.1% Revenues OIBDA UK | Solid financials, capability enhanced • Leading network: 32.0m customers (incl. MVNO partners) • Continued contract base expansion, despite seasonally slower Q - Market-leading churn: 1.0% (broadly stable y-o-y and q-o-q) • Network quality assured with latest spectrum auction results - 40 MHz of 2.3 GHz and 40 MHz of 3.4 GHz - Av. data usage per smartphone +36% vs. Q1 17 MSR ex-regulation Q1 18 • Revenue growth (ex-reg.): +4.2% y-o-y (vs. +4.5% in Q4) - Growing subscriptions, handsets, MVNO & non-mobile revenues • Consistent OIBDA growth - Ongoing impact from RLAH (-€23m in Q1; -€25m in Q4) - Supported by reduced annual licence fee payment • Strong OpCF growth +32.9% y-o-y on CapEx phasing Margin 2.4% 2.1% 3.5% 2.7% 2.8% Q1 17 Q2 17 Q3 17 Q4 17 Q1 18 +1.2%+1.1%+0.4%+1.4%+1.2% MSR 15 27.1% +0.8 p.p. y-o-y organic y-o-y organic

Unique assets Mobile FBB Pay TV • M4M strategy is paying off - New hybrid portfolio launched in February - Largest and most reliable 3G and 4G network - Sustainable leadership: 41.4% contract market share - 1.6% contract churn (stable y-o-y); unrivaled value proposition - Strong growth opportunity; LTE penetration 55% ‣ 364 cities with 4G+ (+250 in Q1 18) • Fiber as growth engine - 88 cities already covered with FTTH ‣ 4.6M already connected - TV: Best value proposition with cutting-edge technology ‣ IPTV available in 65 new cities 435 81 29 727 102 49 Contract FTTx / Cable IPTV Q1 17 Q1 18 +67% +23% +72% Net adds (‘000) ARPU Q1 18 y-o-y FTTx deployment 24% 25% Take-upP.Passed (m) +1.7% +8.5% +4.4% 17.4 18.6 Q1 17 Q1 18 +7% Brazil | Growth and value 16

Brazil | Delivering profitable growth

Sustained revenue growth

- **MSR : +3.5%** (+3.9% in Q4 17)
  - Boosted by data growth (+17.1%) and price upgrades
  - Outgoing postpaid revenue improved to +9.2% (Q4 17: +9.3%)
- **Fixed: -4.0%** (-3.8% in Q4 17)
  - Affected by voice decrease, fixed to mobile substitution & DTH
  - Double digit growth in Fiber (+21.7%) and IPTV (+66.8%)

Digital initiatives drive margins upward

- **OIBDA and margin growth**
- **OpEx continue declining** (-1.9%; 9 consecutive Qs of cost reduction)
- **Best Q1 margin** since 2009
  - Digitalisation and efficiency as main levers
- **CapEx** (+16.5%; on different phasing)
  - Solid investment over the years to create a unique combination of network, IT and service platforms
- **OpCF** (-2.2%; different CapEx phasing); 22.0% margin



Revenues
y-o-y organic
Ex- regulation
3.1%
0.9%
Q4 17
3.0%
1.0%
Q1 18



OIBDA
y-o-y organic
Margin
3.7%
Q4 17
35.6%
+1.0 p.p.
4.5%
Q1 18
36.3%
+1.2 p.p.

17

Commercial recovery & margin expansion (2%) 47% 7% FBB FTTx & Cable Pay TV • Strong improvement in contract net adds • Better performance in Chile and Peru • FTTx/Cable: 1.8M connected (1.2M FTTH/cable connected) • ARGENTINA (Revs. €755m; OIBDA €245m) - Growth in value: (contract +5%; LTE +61%; FTTx: x4) - Solid Revenues and OIBDA growth • CHILE (Revs. €526m; OIBDA €153m) - Positive contract net adds for the 3rd consecutive quarter - Accelerating FTTx net adds (x4 y-o-y) - Better y-o-y OIBDA trend: -4.3% (vs -14.5% in Q4 17) • PERU (Revs. €501m; OIBDA €98m) - Positive contract net adds for the first time in 7 Qs - Continued solid performance in fixed business - Revenues and OIBDA declined affected by commercial intensity, competition and regulation Contract net adds (‘000) Fixed accesses y-o-y Financials y-o-y organic (264) (276) (160) 135 159 Q1 17 Q2 17 Q3 17 Q4 17 Q1 18 7.6% 10.8% Revenues OIBDA Margin 23%58% 27% Penetration o/ voice acc. South Hispam | Healthy and consistent growth 18 28.2% +0.8 p.p.

(2.2%) (7.4%) Revenues OIBDA Financials y-o-y organic Margin +25% +1% FBB FTTx & Cable Pay TV 5%35% 29% Contract net adds Fixed accesses y-o-y Penetration o/ voice acc. Negative regulatory impact in MEX North Hispam | Commercial success overshadowed by regulation Ex-reg. +0.1% +0.9% • Contract net adds accelerated to 197k • FTTx/Cable: 168k connected • COLOMBIA (Revs. €351m; OIBDA €124m) - Highest Pay TV net adds in 7 quarters - Mobile positive net adds for 4 quarters in a row - OpCF growing by 42.2% y-o-y • MEXICO (Revs. €277m; OIBDA €41m) - Sustained commercial momentum in contract: +104k Positive net adds - Revenues and OIBDA grew ex-regulation (+0.7% and +7.6%, respectively) 5x (‘000) 163 135 107 92 197 Q1 17 Q2 17 Q3 17 Q4 17 Q1 18 19 26.6% (1.5 p.p.)

Telxius | New "MAREA" cable now in service

Sustained commercial momentum

- **New state-of-the-art cables progressed according to plan**
  - MAREA (US-Europe) in service since the end of March
  - BRUSA (Brazil-US) to come into service later this year

Solid financials across business

- **Revenue increase explained by towers;** cable impacted by tougher comps in Q1 17
- **Operating efficiency sustained high OIBDA margin**
- **CapEx intensity reflects deployment efforts in MAREA and BRUSA**
  - To be reduced during H2 18

Tenants & towers



y-o-y
Tenancy ratio
+2.6%
16,312
+7.1%
21,858
1.34x
Sites
Tenants

Cable demand



y-o-y
+52%
+22%
Capacity Services
IP traffic

Revenues



y-o-y organic
Revenues
€183m
+1.1%
€180m
+2.0%
Q4 17
Q1 18

OIBDA Margin



%
OIBDA
€84m
46.1%
€86m
47.6%
Q4 17
Q1 18

Telefónica

20

Net debt reduction despite seasonal Q1 effects 43,97544,230 54 43 Dec-17 FCF Pre-retirement commitments Mar-18Hybrid replacement FX & Others Net financial investments 201(226) (550) 2,381 ND/OIBDA 2.67x ND/OIBDA 2.66x Net interest payment TaxWorking capital OpCF ex- spectrum FCFDividend to minorities, spectrum & others 550 (939) (698) (21) (173) Shareholder remuneration (incl. hybrid coupons) Net Financial Debt €m Seasonal effect 21 224

Focused on attractive long-term financing Sources of long-term financing 2018 YTD | €bn Net Debt maturities Mar-18 | €bn; not considering hybrid NC dates Liquidity position Mar-18 | €bn Interest payments cost Mar-18 1.6 10.7 1.0 0.3 2.3 5.5 USD Bonds € Bonds Financing at Subsidiaries Hybrids Bank Financing Total 7.8 20.312.5 Cash position (1) Undrawn credit lines & synd.… Liquidity position 92% LT 6.25.8 72% debt in fixed rates Avg. debt life 9.1 years 2018E 2019E 2020E LM: annual coupons -93bps to 4.4%. Avg. years to call from 3.2Y to 4.7Y (1) Includes Venezuela that amounts to €15M Mar-17 Europe Latam & others Mar-18 3.48% 0.18% (0.16%) 3.50% 0.02 p.p. Cash > gross maturities 22

26 Mr. Ángel Vilá COO Conclusion

Q1 summary | Delivering robust financials Progress on strategy Our mission Let our customers choose it all 1 Robuststart to the year 2 Reiterating2018 guidance 3 23

For further information: Investor Relations Tel. +34 94 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 26 , 2018	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief finance and Control Officer